Exhibit 99.3

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Correvio Pharma Corp. (“Correvio” or the “Corporation”)
1441 Creekside Drive, 6th floor
Vancouver, BC V6J 4S7

Item 2.	Date of Material Change

August 14, 2019.

Item 3.	News Release

Correvio issued a news release with respect to the material change on August 14, 2019. The news release was disseminated via PR Newsire and subsequently filed on Correvio’s SEDAR profile.

Item 4.	Summary of Material Change

Correvio reported financial results for its second quarter ended June 30, 2019. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Item 5.	5.1 - Full Description of Material Change

See attached press release.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Justin Renz, President and Chief Financial Officer

Telephone: 604-677-6905.

Item 9.	Date of Report

This Material Change Report is dated August 14, 2019.

1441 Creekside Drive, 6th Floor Vancouver, B.C. V6J 4S7	Tel: 604-677-6905 Fax: 604-677-6915

NASDAQ: CORV TSX: CORV

Correvio Reports Second Quarter 2019 FINANCIAL Results

FDA Accepts New Drug Application for BrinavessTM; PDUFA Date Set for December 24, 2019

Recently Strengthened Balance Sheet Extends Cash Runway Into Mid-2020

Management to Host Conference Call and Webcast Today,

August 14, 2019 at 8:30 a.m. Eastern (5:30 a.m. Pacific)

Vancouver, Canada, August 14, 2019 - Correvio Pharma Corp. (NASDAQ: CORV) (TSX: CORV), a specialty pharmaceutical company focused on commercializing hospital drugs, today reported financial results for its second quarter ended June 30, 2019 and commented on recent accomplishments and plans.

“The first half of 2019 has been marked by several positive achievements, culminating in acceptance by the U.S. Food and Drug Administration (FDA) of our resubmitted New Drug Application (NDA) seeking approval for Brinavess (vernakalant hydrochloride, IV) for the treatment of adult patients with recent onset atrial fibrillation (AF),” said Mark H.N. Corrigan, MD, Chief Executive Officer of Correvio. “We will be working closely with the FDA during the next several months as they work toward the target action date of December 24, 2019. On the commercial front, we saw another strong period with second quarter revenues totaling $7.4 million, a 20% increase in U.S. dollars and a 25% increase in local currencies, compared to the same prior year period. These sales increases continue to be driven by our anti-infective assets, XydalbaTM and Zevtera®/Mabelio®.”

Second Quarter 2019 and Recent Highlights

Corporate and Financial

•	Correvio completed an underwritten public offering whereby it issued 9.2 million shares of its common stock, which included the exercise of the underwriter’s over-allotment option in full, at a price to the public of $1.50 per common share. Aggregate gross proceeds to Correvio totaled $13.8 million, before deducting the underwriting commission and estimated offering expenses payable by the Company.

Brinavess®

•	The U.S. FDA accepted for filing Correvio’s resubmitted NDA seeking approval for Brinavess for the rapid conversion of adult patients with recent onset AF. The FDA assigned a target action date of December 24, 2019 under the Prescription Drug User Fee Act (PDUFA).

•	An abstract highlighting the results of the SPECTRUM study was selected for a poster presentation at the upcoming European Society of Cardiology (ESC) 2019 Congress taking place August 31 - September 4, 2019, in Paris. The Brinavess NDA is supported by data from SPECTRUM, which is a post-approval safety study that was conducted in Europe and evaluated 1,778 unique patients across a total of 2,009 treatment episodes following administration of Brinavess. In the previously reported top-line data from SPECTRUM, it was demonstrated that treatment with Brinavess successfully converted 70.2% (95% confidence interval; 68.1 - 72.2) of all treated patients.

Trevyent®

•	Trevyent licensor SteadyMed Ltd., a subsidiary of United Therapeutics (NASDAQ:UTHR), resubmitted to the FDA its NDA seeking approval for Trevyent for the treatment of pulmonary arterial hypertension. The NDA was resubmitted on June 27, 2019. United Therapeutics has granted Correvio access to the Trevyent NDA and Correvio plans to submit a regulatory filing for Trevyent in Europe in mid-2020.

Aggrastat®/Esmocard®

•	In July, Correvio returned commercialization rights to Esmocard and Esmocard Lyo in Italy and France to licensor Amomed Pharma GmbH. In exchange, Correvio regained from Amomed commercialization rights to Aggrastat in Austria, Switzerland, and the Balkans. Correvio expects this transaction to have a net positive impact on product revenues beginning in the third quarter of 2019.

Zevtera®/Mabelio® and Xydalba™

•	Twenty-two abstracts were presented at the 29th European Congress of Clinical Microbiology and Infectious Disease (ECCMID) highlighting clinical, preclinical and surveillance data for Correvio’s marketed anti-infective assets, Xydalba (dalbavancin hydrochloride) and Zevtera/Mabelio (ceftobiprole).

Second Quarter 2019 Financial Results

Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Correvio recorded a net loss of $10.5 million (basic loss per share of $0.26) for the three months ended June 30, 2019, compared to a net income of $5.4 million (basic earnings per share of $0.16) for the three months ended June 30, 2018.

Revenue earned through the sales of Correvio’s commercialized products for the three months ended June 30, 2019 was $7.4 million, compared to revenue of $6.2 million for the three months ended June 30, 2018. The 20% increase in revenue was primarily attributable to an increase in sales of the Company’s antibiotic products, Xydalba and Zevtera/Mabelio. Revenue may fluctuate between periods based on the timing of large and infrequent distributor orders. These distributor orders may impact both quarterly and annual revenue figures, and the related variance compared to prior periods, because a large order may comprise a relatively large proportion of the period’s total revenue. As a result, changes in revenues on a period-to-period basis may not provide a clear indication of actual sales trends.

Cost of goods sold (COGS) for the three months ended June 30, 2019 was $2.4 million, compared to COGS of $2.0 million for the three months ended June 30, 2018.

Sales, general and administrative (SG&A) expense for the three months ended June 30, 2019 and the three months ended June 30, 2018 were $12.6 million. During the second quarter of 2019, the Company had higher regulatory and medical costs associated with the resubmission of the Brinavess NDA, and the second quarter of 2018 included one-time business development and transaction costs associated with the Cipher Pharmaceuticals transaction.

Interest expense was $1.9 million for the three months ended June 30, 2019, compared to $1.7 million for the three months ended June 30, 2018. The increase was due to interest being accrued on a higher long-term debt principal amount.

Liquidity and Outstanding Share Capital

At June 30, 2019, the Company had cash, cash equivalents, and restricted cash of $14.8 million. As of August 13, 2019, there were 50,505,875 common shares issued and outstanding, and 4,867,400 common shares issuable upon the exercise of outstanding stock options (of which 3,150,729 were exercisable) at a weighted average exercise price of CAD $4.89 per share, and 129,904 restricted share units outstanding.

Conference Call

Correvio will hold a teleconference and webcast on August 14, 2019 at 8:30 a.m. Eastern (5:30 a.m. Pacific). To access the conference call, please dial (416) 764-8688 or (888) 390-0546 and use conference ID 16136170. The webcast can be accessed through the following link:

https://event.on24.com/wcc/r/2065041/13F074EBA4F3409ADD4B14B5E7967036

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through August 28, 2019. Please dial (416) 764-8677 or (888) 390-0541 and enter code 136170# to access the replay.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company’s portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess®™ (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome. Correvio’s pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world’s leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or “forward-looking information” under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", “look forward to” and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to; the Company’s plans to submit a regulatory filing for Trevyent in Europe in mid-2020; the Company’s expectation that the return of commercialization rights to Esmocard and Esmocard Lyo to Amomed Pharma GmbH in exchange for the reacquisition by the Company of the rights to Aggrastat in Austria, Switzerland and the Balkans will have a net positive impact on revenue beginning in the third quarter of 2019; the FDA’s acceptance of the refiling as a complete resubmission and the FDA’s continued willingness to work with the Company on the resubmission. In particular, no statement herein should be understood to mean that: (i) that out resubmission will be deemed to be complete by the FDA; (ii) that the FDA will find our underlying clinical trial data to be acceptable; (iii) that the FDA will find our manufacturing sites acceptable and validate them; or (iv) that our NDA will ultimately be approved by the FDA. Furthermore, the timing of any action by the FDA and possible regulatory paths forward cannot be guaranteed, in that, for example: (i) the FDA plans to hold an Advisory Committee meeting; (ii) the FDA may miss its own required deadlines (including for example, the PDUFA date); and (iii) the FDA may require further information or additional clinical studies. Finally, no statement provided herein should be understood to provide an estimate of the current or future prevalence of atrial fibrillation or the market potential for Brinavess in the United States.

A detailed discussion of the risks and uncertainties facing Correvio are discussed in the annual report and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to Correvio's Annual Report on Form 40-F for the year ended December 31, 2018 and its quarterly report filed May 8, 2019 for the first quarter of 2019. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.

Aggrastat® and Brinavess®™ are trademarks owned by Correvio and its affiliates worldwide.

Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.

Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.

Trevyent® is a trademark of SteadyMed Ltd. and used under license.

All other trademarks are the property of their respective owners.

Contact:

Justin Renz

President & CFO

Correvio Pharma Corp.

604.677.6905 ext. 128

800.330.9928

jrenz@correvio.com

Argot Partners

Claudia Styslinger

212.600.1902

claudia@argotpartners.com

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Balance Sheets

(In thousands of U.S. dollars, except share amounts)

	June 30, 2019		December 31, 2018
	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$12,882		$15,596
Restricted cash	1,966		1,974
Accounts receivable, net of allowance for doubtful accounts of $103 (2018 - $102)	8,207		7,723
Inventories	3,930		4,158
Prepaid expenses and other assets	2,140		841
	29,125		30,292

Property and equipment	537		512
Right-of-use assets from operating leases	2,225		—
Intangible assets	24,418		26,469
Long-term inventories	1,753		1,663
Goodwill	318		318
Deferred income tax assets	372		383
	$58,748		$59,637

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$12,097		$9,403
Current portion of long-term debt, net of unamortized debt issuance costs	4,520		—
Current operating lease liabilities	739		—
	17,356		9,403

Long-term debt, net of unamortized debt issuance costs	38,626		41,517
Deferred revenue	1,243		1,252
Long-term operating lease liabilities	1,741		—
Other long-term liabilities	—		555
	58,966		52,727

Stockholders’ equity:
Common stock	370,486		359,295
Authorized - unlimited number without par value
Issued and outstanding - 41,305,709 (2018 - 36,233,162)
Additional paid-in capital	41,737		40,456
Deficit	(429,209)		(409,744)
Accumulated other comprehensive income	16,768		16,903
	(218)		6,910
	$58,748	$	$59,637

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Statements of Operations and Comprehensive Loss

For the three and six months ended June 30, 2019 and 2018

(In thousands of U.S. dollars, except share and per share amounts)

(Unaudited)

	Three months ended		Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Revenue:
Product and royalty revenues	$7,389	$6,155	$14,640	$12,673
Licensing and other fees	—	23	—	48
	7,389	6,178	14,640	12,721
Cost of goods sold	2,413	1,962	4,654	4,263
Gross margin	4,976	4,216	9,986	8,458
Expenses:
Selling, general and administration	12,615	12,631	23,806	23,533
Amortization and depreciation	976	1,217	1,960	2,172
	13,591	13,848	25,766	25,705
Operating loss	(8,615)	(9,632)	(15,780)	(17,247)

Other (expense) income:
Gain on disposal of Canadian Operations	—	18,489	—	18,489
Interest expense	(1,912)	(1,667)	(3,602)	(2,730)
Other expense	(9)	(39)	(107)	(152)
Foreign exchange gain (loss)	97	(1,677)	81	(1,291)
	(1,824)	15,106	(3,628)	14,316
(Loss) income before income taxes	(10,439)	5,474	(19,408)	(2,931)
Income tax expense	(30)	(46)	(57)	(101)
Net (loss) income	$(10,469)	$5,428	$(19,465)	$(3,032)
Other comprehensive (loss) income:
Foreign currency translation adjustments	205	(379)	(135)	(234)
Comprehensive (loss) income	$(10,264)	$5,049	$(19,600)	$(3,266)
(Loss) earnings per common share
Basic and diluted	$(0.26)	$0.16	$(0.49)	$(0.09)
Weighted average common shares outstanding
Basic	40,301,286	34,871,443	39,564,238	34,763,067
Diluted	40,301,286	34,979,771	39,564,238	34,763,067

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2019 and 2018

(In thousands of U.S. dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Operating activities:
Net (loss) income	$(10,469)	$5,428	$(19,465)	$(3,032)
Items not affecting cash:
Amortization and depreciation	976	1,217	1,960	2,172
Accretion of long-term debt	542	324	915	83
Interest paid in-kind on long-term debt	434	416	859	824
Write-down of inventory	131	49	181	167
Gain on disposal of Canadian Operations	—	(18,489)	—	(18,489)
Stock-based compensation expense	766	865	1,384	1,260
Unrealized foreign exchange (gain) loss	(208)	1,955	109	1,427
Changes in operating assets and liabilities:
Accounts receivable	(301)	546	(896)	(344)
Inventories	339	449	(80)	761
Prepaid expenses and other assets	729	368	(1,153)	191
Accounts payable and accrued liabilities	913	1,373	2,447	986
Deferred revenue	—	97	—	72
Other long-term liabilities	(2)	(7)	(22)	(15)
Net cash used in operating activities	(6,150)	(5,409)	(13,761)	(13,937)

Investing activities:
Proceeds on disposal of Canadian Operations	186	18,665	376	18,665
Purchase of property and equipment	(30)	(64)	(98)	(266)
Purchase of intangible assets	(1)	(4,664)	(13)	(4,664)
Net cash provided by investing activities	155	13,937	265	13,735

Financing activities:
Issuance of common stock	3,271	—	11,618	—
Share issue costs	(139)	—	(543)	—
Issuance of common stock upon exercise of stock options	—	—	—	258
Income tax withholdings on vesting of restricted share units	—	(2)	—	(23)
Financing fees on issuance of long-term debt	(288)	—	(288)	(21)
Net cash provided by (used in) financing activities	2,844	(2)	10,787	214

(Decrease) increase in cash, cash equivalents, and restricted cash during the period	(3,151)	8,526	(2,709)	12
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	98	(338)	(13)	(247)
Cash, cash equivalents, and restricted cash, beginning of period	17,901	15,758	17,570	24,181
Cash, cash equivalents, and restricted cash, end of period	$14,848	$23,946	$14,848	$23,946

Supplemental cash flow information:
Interest paid	$936	$926	$1,828	$1,823
Net income taxes paid	70	44	70	60